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19008883

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ANNUAL AUDITED REPORT
FORM X-17A-5A
PART III

SEC FILE NUMBER
8-48219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETERS & CO. EQUITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 JAMIESON PLACE 308 FOURTH AVENUE SW
(No. and Street)

CALGARY (City) ALBERTA, CANADA (State) T2P 0H7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOLLY A. BENSON, CA (403) 261-4850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP CHARTERED PROFESSIONAL ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

CALGARY CITY CENTRE 2200 - 215 2ND (Address) STREET SW CALGARY (City) ALBERTA, CANADA (State) T2P 1M4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
JAN 10 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, CHRISTOPHER S. POTTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETERS & CO. EQUITIES INC., as of SEPTEMBER 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN & CHIEF EXECUTIVE OFFICER

Title

Notary Public

Jeff Lawson

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Peters & Co. Equities Inc.

Statement of Financial Condition
September 30, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Peters & Co. Equities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Peters & Co. Equities Inc. (the Company) as of September 30, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company's auditor since 1996.

Calgary, Canada,
November 18, 2019

Peters & Co. Equities Inc.

STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

As of September 30

	2019 $
ASSETS	
Current	
Cash *[note 3]*	**1,449,962**
Accounts receivable	
Other	**74,802**
Prepaid expenses	**5,067**
Total current assets	**1,529,831**
Future income tax asset	**1,995**
	1,531,826
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	
Due to Peters & Co. Limited *[note 4]*	**105,234**
Trade	**1,826**
Total current liabilities	**107,060**
Subordinated loan *[note 5]*	**1,132,674**
Total liabilities	**1,239,734**
Stockholder's equity	
Capital stock *[note 6]*	**200,000**
Retained earnings	**191,551**
Accumulated other comprehensive loss	**(99,459)**
Total stockholder's equity	**292,092**
	1,531,826

See accompanying notes

On behalf of the Board:

Director Director

Peters & Co. Equities Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2019

1. BACKGROUND

Peters & Co. Equities Inc. [the "Company"], incorporated under the *Business Corporations Act* (Alberta) and a wholly-owned subsidiary of Peters & Co. Limited ["Limited"], commenced operations on September 24, 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority, Inc. ["FINRA"] and the Securities Investor Protection Corporation. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition has been prepared by management in accordance with accounting principles generally accepted in the United States of America ["US" and "US GAAP"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which would affect the amounts of recorded assets and liabilities. Actual amounts could differ from these estimates. Management believes the estimates utilized in preparing its financial statements are reasonable and prudent.

Accounting for securities transactions

Securities transactions are recorded on a settlement date basis with the related commission revenue and expenses recorded on a trade date basis.

Revenue recognition

Commissions revenue consists of revenue generated through traditional commission-based brokerage services, recognized on a trade date basis, that being the point in time that the performance obligation is satisfied.

Research revenue is earned as a result of providing research services to clients. As is customary industry practice, the client has no contractual obligation to pay for these services. Accordingly, a contract is established, and the performance obligation is satisfied, at the point in time at which the amount of consideration paid or payable can be ascertained.

Interest and other income are recognized on an accrual basis. Interest income consists of interest earned on the Company's own cash balances and interest earned on other sources.

Foreign currency translation

The Canadian ["CDN"] dollar is the functional currency for the Company's operations. Foreign exchange gains and losses arising from transactions in US dollars are recognized in income during the year.

Monetary assets and liabilities denominated in US currency are translated into CDN dollars at the rate of exchange in effect at the reporting date. The resulting gains and losses on monetary assets and liabilities are included in income. Non-monetary assets and liabilities and equity accounts are translated at the historic rates in effect at the dates of the transactions. Revenue and expense items are translated using exchange rates in effect with the transaction occurs. The resulting gains and losses are recorded in income in the period in which they occur.

The CDN dollar functional currency financial statements are then translated into US dollar presentation currency financial statements, as US dollar financial statements are required for filing with the regulators in the US. Assets and liabilities are translated at the rate of exchange in effect at the reporting date. Revenue and expense items are translated at the average exchange rate for the year. Equity accounts are translated at the historic rates prevailing at the dates of the transactions. The resulting translation gains and losses are recorded as a currency translation adjustment in other comprehensive income (loss).

Financial instruments

[i] Fair value

Financial instruments are represented by cash, accounts receivable, accounts payable and subordinated loan. The carrying values of all of the Company's financial instruments approximate their fair value.

[ii] Financial instrument risks

There are various risks inherent in financial instruments including credit risk, liquidity risk and market risk, with the latter including fair value risk, interest rate risk and foreign exchange risk. These risks are managed by the Company on a daily basis as described below.

Credit risk

Credit risk is the risk of a financial loss associated with a counterparty's inability to fulfill its payment obligations. The Company is exposed to credit risk on its own cash balances, net receivables from clients and brokers and other accounts receivable. The maximum exposure of the Company to credit risk before taking into account any collateral held or other enhancements is the carrying value of the related financial instruments at September 30, 2019.

Credit risk is managed by regular monitoring of credit exposures and collateral and by dealing with counterparties the Company believes to be creditworthy. Counterparties primarily include investment dealers and other financial institutions. The Company's most significant counterparty concentrations are with financial institutions and institutional clients, many of which are regulated entities. Management believes that they are in the normal course of business and does not anticipate loss for non-performance.

Receivables from and payables to clients are due by the settlement date of the trade transactions, and are transacted on a cash on delivery basis only. Management believes that credit risk is mitigated by its daily monitoring processes and the short-term nature of the related transactions.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure that sufficient cash resources, and access to debt markets as necessary, are available to meet its financial obligations as they become due, as well as ensuring adequate funds are available to support its business and operational needs. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. Cash is held with a Canadian chartered bank. Receivables from and payables to clients and brokers represent current unsettled transactions beyond their original settlement date.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in market prices. The Company segregates market risk into three categories: fair value risk, interest rate risk and foreign exchange risk.

Fair value risk is the risk of potential losses resulting from adverse movements in the market value of financial instruments. The Company is exposed to fair value risk arising from the possibility that adverse movements in market prices will affect the value of securities the Company owes or is owed in exchange for cash in cash on delivery transactions. The Company mitigates this risk exposure by monitoring pending and failed transactions closely on a daily basis.

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments and fixed income securities held by the Company. The Company is exposed to interest rate risk on its own cash balances. The Company does not hedge its exposure to interest rate risk as it is minimal.

Foreign exchange risk arises from the possibility that changes in the exchange rates for foreign currencies will result in losses. The Company is exposed to foreign exchange risk to the extent of balances, transactions and cash flows that occur in US dollars. The Company mitigates foreign exchange risk by minimizing balances maintained in US dollars. Realized and unrealized gains and losses related to foreign exchange differences are recognized in income immediately, except to the extent that they related to the translation of the financial statements to the US dollar reporting currency, in which case, the gains and losses are recorded in other comprehensive income (loss).

Income taxes

The Company records income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax balances relate to the temporary differences between the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes.

Comprehensive income (loss)

Due to the Company's functional currency being CDN dollars, unrealized foreign currency translation gains and losses from the functional currency to the presentation currency are recorded as a component of other comprehensive income (loss). There are no other items that would cause comprehensive income (loss) to differ materially from net income (loss). Foreign currency translation gains and losses are not reclassified to the statement of income (loss) in subsequent periods.

Recent accounting developments

Accounting standards adopted during the year ended September 30, 2019:

[i] Revenue Recognition (Accounting Standards Update ["ASU"] 2014-09, Revenue from Contracts with Customers)

In May 2014, the Financial Accounting Standards Board ["FASB"] amended the guidance on revenue form contracts with clients. The ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU [collectively, "ASC 606"] outlines a single comprehensive model for entities to apply in accounting for revenue arising from contracts with clients. The supplemental amendments to the new standard also clarify certain guidance and provide narrow scope improvements and practical expedients. On October 1, 2018, the company adopted ASC 606 under the modified retrospective method. This adoption did not have an impact on the Company's financial statements as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. No cumulative effect adjustment to retained earnings was recorded as a result of the adoption of ASC 606, and no changes to the current presentation and disclosure of revenue were required.

[All figures presented in United States dollars]

[ii] Financial Instruments (ASU 2016-01, Financial Instruments – Overall)

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall.* The ASU provides comprehensive guidance on the recognition and measurement of financial assets and financial liabilities. The guidance is effective for fiscal years beginning after December 15, 2017. The Company adopted this guidance effective October 1, 2018 and there was no impact on its financial statements.

[iii] Restricted Cash (ASU 2016-18, Restricted Cash)

In November 2016 the FASB issued ASU 2016-18, *Restricted Cash.* The ASU clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows, requiring beginning and ending cash and cash equivalents balances to include restricted cash, as well as references to the nature of the restrictions. The guidance is to be applied retrospectively and is effective for fiscal years beginning after 15 December 2017, and interim periods within those years. The Company adopted this guidance effective October 1, 2018 and there was no impact on its financial statements.

Accounting standards to be adopted in future periods:

[i] Leases (ASU 2016-02, Leases)

In February 2016, the FASB issued ASU 2016-02, *Leases* that will supersede previous lease accounting standards in US GAAP. The standard is effective for annual periods beginning after December 15, 2018. Early adoption would be permitted for all entities. The Company will adopt this standard for the year ended September 30, 2020, however, as the Company is not party to any lease arrangements, it has concluded that this standard will have no impact on its financial statements.

[ii] Fair Value Measurement (ASU 2018-13, Fair Value Measurement – Disclosure Framework)

In August 2018, the FASB issued ASE 2018-13, *Fair Value Measurement – Disclosure Framework.* The updated guidance improves the disclosure requirements related to fair value measurements. The updated guidance is effective for fiscal years beginning after December 15, 2019. Early adoption would be permitted for all entities. The Company is currently assessing the timing and impact of adopting the updated guidance.

[iii] Financial Instruments - Credit Losses (ASU 2016-13, Financial Instruments - Credit Losses)

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses.* The new standard replaces the existing incurred impairment loss methodology with a methodology that reflects the expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard is effective for fiscal years beginning after December 15, 2019. The Company is currently assessing the impact of this new standard on its financial statements.

3. CASH

The Company has CDN and US currency on deposit at a Canadian chartered bank. The deposits earn interest at tiered rates dependent on the account balance.

Pursuant to the (k)(2)(i) exemption from United States Securities and Exchange Commission [the "SEC"] Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, the Company may, from time to time, be required to segregate cash in special bank accounts for the exclusive benefit of customers. There were no balances in the special bank accounts at September 30, 2019.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2019

4. RELATED PARTY TRANSACTIONS

The Company's parent, Limited, provides trade execution services to the Company and acts as its settlement agent with various clearing corporations and depositories for all of its security transactions. Accounts receivable – broker and accounts payable – broker represent the balances outstanding for such transactions, which include failed securities transactions.

Substantially all of the Company's cash receipts and disbursements and administrative functions are handled by Limited. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee is calculated by allocating a portion of the clearing and processing costs, operating expenses and compensation costs of Limited. The allocation is based on Company revenue and commissions as a percent of Limited's consolidated revenue and consolidated commissions. If the management fee creates a loss in the Company, certain costs will not be allocated. However, clearing and processing costs and operating expenses must be allocated. The intercompany balance arising from these transactions is recorded as due to Peters & Co. Limited.

The intercompany balances are due on demand and do not bear interest.

5. SUBORDINATED LOAN

The Company has received a subordinated loan in the amount of CDN $1,500,000 from Limited. The subordinated loan has been approved by the FINRA and is thus available in computing net capital. This loan is scheduled to mature on September 30, 2021, however, it includes an extension provision whereby the scheduled maturity date shall be extended an additional year, each year, unless on or before the day thirteen months preceding the scheduled maturity date then in effect, Limited notifies the Company and the FINRA, in writing, that it does not intend to extend the maturity date. To the extent the subordinated loan is required for net capital, it may not be repaid.

The subordinated loan bears interest at 10 percent per annum. Interest expense on the subordinated loan during the year totalled $113,156.

6. CAPITAL STOCK

Details of the Company's capital stock are as follows:

	2019 **$**
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
200,000 common shares	**200,000**

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2019 through to November 18, 2019, that being the date the statement of financial condition was available to be issued. No events or transactions have occurred in that period that would require recognition or disclosure in the statement of financial condition of the Company.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2019

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital under the alternate method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2.0 percent of aggregate debit items in the formula for reserve requirements, as defined, at all times. At September 30, 2019, the Company had net capital equal to $1,341,628, which exceeded its requirement by $1,091,628.

	2019 $
Total stockholder's equity	**292,092**
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	**1,132,674**
Less: Total non-allowable assets	**(81,864)**
Net capital before haircuts on securities positions	**1,342,902**
Less: Total haircuts	**(1,274)**
Net capital	**1,341,628**
Net capital requirement	**250,000**
Excess net capital	**1,091,628**

Total non-allowable assets at September 30, 2019 comprise accounts receivable of $74,802, prepaid expenses of $5,067 and deferred tax assets of $1,995.

PETERS & CO.
EQUITIES INC.

2300 Jamieson Place
308 Fourth Avenue SW
Calgary, AB T2P 0H7
Tel: (403) 261 - 4850
www.petersco.com

Peters & Co. Equities Inc. Exemption Report
Pursuant to Securities and Exchange Commission Rule 17a-5(d)(4)

Peters & Co. Equities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities Exchange Commission (17 C.F.R. §240.17a-5, *"Reports to be made by certain brokers and dealers"*). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).
- The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year, without exception.

November 18, 2019

SEC
Mail Processing
Section
NOV 20 2019
Washington DC
413

Christopher S. Potter
Chairman & Chief Executive Officer

EY
Building a better working world

Ernst & Young LLP
Calgary City Centre
2200 - 215 2nd Street SW
Calgary, T2P 1M4

Tel: +1 403 290 4100
Fax: +1 403 290 4265
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Peters & Co. Equities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Peters & Co. Equities Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended September 30, 2019 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Professional Accountants
Calgary, Canada,
November 18, 2019